Exhibit 99.1

Nano Dimension Reiterates Calls for Shareholders to Vote “FOR” All of Nano’s Proposals

Highlights ISS’ Recognition of the Significant Progress Nano Has Made in Executing its Focused Value Creation Strategy and its Recommendation to Shareholders Vote FOR General (Ret.) Michael X. Garrett’s Re-election

Disagrees with Other ISS Recommendations That Further Expand Murchinson’s Board Representation and its Self-Serving Campaign to Paralyze Nano’s Strategy

Nano Urges Shareholders to Vote “FOR” Re-election of CEO Yoav Stern and General (Ret.) Michael X. Garrett and ALL of Nano’s Proposals

Deadline is Fast Approaching on Sunday, December 1, 2024, at 11:59 p.m. ET

Shareholders Should Vote as Soon as Possible to Ensure Their Vote is Counted

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 26, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today reiterated its calls for its shareholders to protect their investment and vote “FOR” all of the Company’s proposals ahead of the 2024 Annual General Meeting (the “AGM”).

Nano also issued the following statement in response to a report published by Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm:

“We are pleased that ISS recognizes the progress we have made in our successful execution of Nano’s focused value creation strategy and its recommendation that our shareholders vote for the re-election of General Garrett in the AGM. Over the past year, Nano’s recently refreshed Board of Directions (“Board”) and leadership team have delivered on promises made to our shareholders, including transformational M&A agreements, improvements in financial and operational performance, and significant governance enhancements – all with the ultimate goal of driving significant, long-term value for our shareholders.”

“In compliance with last week’s Israeli court ruling, Nano Dimension has welcomed Murchinson Ltd.’s (“Murchinson”) prior nominees, Kenneth Traub and Dr. Joshua Rosensweig, as full members to Nano’s Board. We disagree with any recommendation supporting the addition of more of Murchinson’s nominees to Nano’s Board, as well as the recommendations to vote against Nano’s compensation proposals and for the elimination of the staggered Board structure. The addition of Traub and Rosensweig provides Murchinson with reasonable and appropriate representation on the Board. If our shareholders do not vote for Nano’s proposals, including the election of CEO Yoav Stern and General Garrett to the Board, they risk facilitating Murchinson’s path to gain control of the Board, which would prevent the Company from maximizing long-term value for all our shareholders.”

ISS’ report acknowledges key aspects of Nano’s progress to date under the leadership of its Board and management team (emphasis added):

M&A Strategy

●	“The leadership team deserves credit for capitalizing on market conditions in 2020 and 2021 by raising approximately $1.5 billion, which provided a clear mandate for growth through M&A. NNDM has since successfully grown the top line and built NNDM into a larger, more diversified industry participant.”

●	“It is important to give leadership credit for the initial fundraising, and to recognize that NNMD operates in a challenged industry, in which the concept of consolidation is in no way illogical.”

Financial and Operational Improvements:

●	“The board also highlights organic revenue growth, and NNDM has consistently expanded gross margin. In other words, integration efforts have met with a degree of success.”

Governance Enhancements

●	“[T]he board has undergone positive leadership change and meaningful refreshment since the September 2023 AGM […] NNDM progressed from having six independent directors on a nine-member board, to having seven independent directors on an eight-member board.”

After years of attacking Nano and attempting to gain control of the Company, Murchinson STILL has NO plan for value creation and NO executable ideas. With two Murchinson representatives on the Board already, shareholders must vote FOR Nano’s highly qualified nominees to prevent Murchinson from gaining control of nearly half the Nano Board and executing its plans to liquidate the Company.

Nano’s Board urges shareholders to protect their investment and the Company’s future by voting today “FOR” ALL of Nano’s proposals and “AGAINST” Murchinson’s proposals. Votes must be received by 11:59 p.m. ET on Sunday, December 1st, 2024.

Some brokers may have earlier deadlines, so shareholders are encouraged to vote as soon as possible to ensure their votes will be counted. Since time is short, shareholders are encouraged to vote by e-mail or electronically according to the instructions on their proxy card. Voting by e-mail or electronically is the best way for shareholders to ensure that their votes will be counted.

Shareholders of record as of the close of business on October 22, 2024, are entitled to vote at the AGM. The AGM will be held on Friday, December 6th, 2024, at 7:00 a.m. ET.

The Company’s proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, Nano is using forward-looking statements in this press release when it discusses the Company’s ultimate goal of driving significant, long-term value for its shareholders and consequences of not voting for Nano’s proposals at the AGM. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of Nano could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investor:

Julien Lederman, VP Corporate Development

ir@nano-di.com

Media:

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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